

Mail Stop 3561

March 19, 2018

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re:** **Nordic American Tankers Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 001-13944**

Dear Mr. Sorensen:

We have reviewed your March 2, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2017 letter.

Exhibits, page 71

1.   We note your response to our prior comment 6. Please provide us further analysis as to why you believe this contract is the type that ordinarily accompanies the kind of business you conduct. Address for example that you have one substantial credit facility whereas other shipping companies often have multiple smaller vessel-specific credit facilities. As an alternative, please file as an exhibit the revolving credit facility referenced on pages 37 and F-21, or confirm that you will file the revolving credit facility as an exhibit with your Annual Report on Form 20-F for the year ended 2017.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickle at (202) 551-3324 or John D. Brown at (202) 551-3859 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure